April 24, 2017	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elfun Trusts (Registration Nos. 002-21301 and 811-00483) (together with the below referenced registrants, the “Funds” and each, a “Fund”) Post Effective Amendment Number 81 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “Securities Act”).

Elfun International Equity Fund (Registration Nos. 033-15071 and 811-05216), Post Effective Amendment Number 44 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act.

Elfun Income Fund (Registration Nos. 002-83041 and 811-03715), Post Effective Amendment Number 52 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act.

Elfun Tax-Exempt Income Fund (Registration Nos. 002-58407 and 811-02735), Post Effective Amendment Number 56 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act.

Elfun Diversified Fund (Registration Nos. 033-17093 and 811-05324), Post Effective Amendment Number 42 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act.

Elfun Government Money Market Fund (Registration Nos. 033-31205 and 811-05904), Post Effective Amendment Number 39 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act.

Ladies and Gentlemen:

This letter provides the Funds’ responses to comments on the above-referenced amendments to the Registration Statements that Ms. Brutlag provided by telephone to Adam Schlichtmann on April 10, 2017. For convenience of reference, each of the comments is summarized before the Funds’ responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statements.

Each Fund currently intends to make a 485(b) filing on April 28, 2017 containing its prospectus and SAI that will be become automatically effective on or about April 30, 2017.

General Comment

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”) under Elfun Tax-Exempt Income Fund only. Whenever a comment is made in one location, or for a particular Fund, it should be considered applicable to similar disclosure found elsewhere or included for other Funds.

Response: The Funds confirm that they will consider the staff’s comments in all aspects of the disclosure to which they apply and will file this correspondence with the SEC under the Elfun Tax-Exempt Income Fund only.

Prospectus Comments

1.	Under “Fund Summaries – Elfun Trusts – Principal Investment Strategies” on page 1 of the Prospectus, if Elfun Trusts invests in emerging markets securities as a principal investment strategy, please state this in the principal investment strategy and include applicable risk disclosure.

Response: The Fund confirms that it may invest a portion of its assets in securities of issuers located in countries with emerging markets. The Fund has revised its principal investment strategy as follows:

The Fund also may invest, generally to a lesser extent, in securities of foreign (non-U.S.) issuers, including securities of issuers located in emerging markets.

The Fund has also added the following risk disclosure in response to Item 4 and Item 9, respectively:

Emerging Markets Risk: Risks of investing in emerging markets include, among others, greater political and economic instability, greater volatility in currency exchange rates, less developed securities markets, possible trade barriers, currency transfer restrictions, a more limited number of potential buyers and issuers, an emerging market country’s dependence on revenue from particular commodities or international aid, less governmental supervision and regulation, unavailability of currency hedging techniques, differences in auditing and financial reporting standards, and less developed legal systems. There is also the potential for unfavorable action such as expropriation, nationalization, embargo, and acts of war. The securities of emerging market companies may trade less frequently and in smaller volumes than more widely held securities. Market disruptions or substantial market corrections may limit very significantly the liquidity of securities of certain companies in a particular country or geographic region, or of all companies in the country or region. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. These risks are generally greater for investments in frontier market countries, which typically have smaller economies or less developed capital markets than traditional emerging market countries.

Emerging Markets Risk (principal risk for Elfun Trusts, Elfun International Equity Fund, Elfun Income Fund, and Elfun Diversified Fund). Investments in emerging markets are generally subject to a greater risk of loss than investments in developed markets. This may be due to, among other things, the possibility of greater market volatility, lower trading volume and liquidity, greater risk of expropriation, nationalization, and social, political and economic instability, greater reliance on a few industries, international trade or revenue from particular commodities, less developed accounting, legal and regulatory systems, higher levels of inflation, deflation or currency devaluation, greater risk of market shut down, and more significant governmental limitations on investment policy as compared to those typically found in a developed market. In addition, issuers (including governments) in emerging market countries may have less financial stability than in other countries. The securities of emerging market companies may trade less frequently and in smaller volumes than more widely held securities. Market disruptions or substantial market corrections may limit very significantly the liquidity of securities of certain companies in a particular country or geographic region, or of all companies in the country or region. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. There is also the potential for unfavorable action such as embargo and acts of war. As a result, there will tend to be an increased risk of price volatility in investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar. Settlement and asset custody practices for transactions in emerging markets may differ from those in developed markets. Such differences may include possible delays in settlement and certain settlement practices, such as delivery of securities prior to receipt of payment, which increase the likelihood of a “failed settlement.” Failed settlements can result in losses. For these and other reasons, investments in emerging markets are often considered speculative.

2.	Under “Fund Summaries – Elfun Trusts – Principal Investment Strategies” on page 2 of the Prospectus, the Fund states that it may invest in “preferred stocks” and “other securities convertible into common stock.” Please consider adding principal risks for investments in preferred stocks and convertible securities.

Response: The Fund believes the risks associated with these investments are appropriately disclosed under “Equity Investing Risk” for purposes of the Fund’s summary risk disclosure. The Fund has added the following disclosure as a principal risk under Item 9:

Convertible Securities Risk (principal risk for Elfun Trusts and Elfun International Equity Fund). Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted or exchanged (by the holder or by the issuer, depending on the terms of the securities) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. Convertible securities may be subordinate to other debt securities issued by the same issuer. Issuers of convertible securities are often not as strong financially as issuers with higher credit ratings. Convertible securities typically provide yields lower than comparable non-convertible securities. Their values may be more volatile than those of non-convertible securities, reflecting changes in the values of the securities into which they are convertible.

The Fund has revised its Item 9 “Preferred Securities Risk” as follows:

Preferred Securities Risk (principal risk for Elfun Trusts, Elfun International Equity Fund and Elfun Diversified Fund). Generally, preferred security holders have no or limited voting rights with respect to the issuing company. In addition, preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Unlike debt securities, dividend payments on a preferred security typically must be declared by the issuer’s board of directors. An issuer’s board of directors is generally not under any obligation to pay a dividend (even if such dividends have accrued), and may suspend payment of dividends on preferred securities at any time. Therefore, in the event an issuer of preferred securities experiences economic difficulties, the issuer’s preferred securities may lose substantial value due to the reduced likelihood that the issuer’s board of directors will declare a dividend and the fact that the preferred security may be subordinated to other securities of the same issuer. Further, because many preferred securities pay dividends at a fixed rate, their market price can be sensitive to changes in interest rates in a manner similar to bonds—that is, as interest rates rise, the value of the preferred securities held by the Fund are likely to decline. Therefore, to the extent that the Fund invests a substantial portion of its assets in fixed rate preferred securities, rising interest rates may cause the value of the Fund’s investments to decline significantly. In addition, because many preferred securities allow holders to convert the preferred securities into common stock of the issuer, their market price can be sensitive to changes in the value of the issuer’s common stock and, therefore, declining common stock values may also cause the value of the Fund’s investments to decline. Preferred securities often have call features which allow the issuer to redeem the security at its discretion. The redemption of a preferred security having a higher than average yield may cause a decrease in the Fund’s yield.

3.	Under “Fund Summaries – Elfun Trusts – Principal Investment Strategies” on page 2 of the Prospectus, the Fund states that it may use various types of derivative instruments. Please acknowledge that the Fund is familiar with the letter dated July 30, 2010 from Barry Miller of the staff of the SEC to Karrie McMillan of the Investment Company Institute regarding derivatives-related disclosure by investment companies and the information contained in the letter.

Response: The Fund acknowledges that it is familiar with the letter and that it has reviewed its disclosure regarding derivatives and believes that it is appropriate in light of the manner in which the Fund is managed.

4.	Under “Fund Summaries – Elfun Trusts – Principal Investment Strategies,” on page 2 of the Prospectus, please state the credit quality and maturity parameters of the Fund’s investments in debt securities.

Response: The Fund has revised its principal investment strategy disclosure as follows:

The Fund may invest ~~up to 35% of its assets~~ to a lesser extent in debt securities. The Fund is permitted to invest up to 5% of its total assets (including any borrowings) in high yield securities (also known as below-investment grade bonds or “junk” bonds). The Fund is subject to no limitation with respect the maturities of the debt instruments in which it may invest.

5.	Under “Fund Summaries – Elfun Trusts – Principal Risks,” on page 3 of the Prospectus, the Fund discloses “Large-Capitalization Securities Risk.” If the Fund expects to invest in large capitalization securities as part of its principal investment strategy, please include related disclosure under “Fund Summaries – Elfun Trusts – Principal Investment Strategies,” for example, in the bullet point list about what characteristics the portfolio manager seeks to identify in securities, and if not part of the Fund’s principal investment strategy, please delete the risk disclosure.

Response: The Fund has revised its principal investment strategy disclosure as follows:

The portfolio manager selects equity securities from a number of industries based on the merits of individual companies. In seeking to achieve the Fund’s investment objective with respect to future income, the portfolio manager will also consider companies that have the potential to pay dividends in the future. While the Fund may invest in companies of any market capitalization, it expects to primarily invest in large capitalization companies.

6.	On page 3 of the Prospectus, under “Fund Summaries – Elfun Trusts – Principal Risks,” the Fund discloses “Unconstrained Sector Risk,” which states that the Fund “may invest a substantial portion of its assets within one or more economic sectors or industries.” Please include related disclosure under “Fund Summaries – Elfun Trusts – Principal Investment Strategies,” if this is a principal risk of investment in the Fund.

Response: The Fund has revised its principal investment strategy disclosure by adding the following statement:

The Fund may invest a substantial portion of its assets within one or more economic sectors or industries, which may change from time to time.

7.	On Page 5 of the Prospectus, under “Fund Summaries – Elfun Trusts – Purchase and Sale of Fund Shares,” the Fund discloses a “Purchase Minimum.” If there is a subsequent investment minimum, please specify, and if not, please state that there is none.

Response: The Fund has added disclosure clarifying that there is no subsequent investment minimum.

8.	On page 7 of the Prospectus, under “Fund Summaries – Elfun International Equity Fund – Principal Investment Strategies,” the Fund discloses that it may invest in preferred stocks. Please consider adding corresponding principal risk disclosure.

Response: The Fund believes the risks associated with these investments are appropriately disclosed under “Equity Investing Risk” for purposes of the Fund’s summary risk disclosure. The Fund respectfully observes that the Item 9 risk disclosure includes “Preferred Securities Risk.”

9.	On page 13 of the Prospectus, under “Fund Summaries – Elfun Income Fund – Principal Investment Strategies,” the Fund discloses that it may engage in short sales. Please include corresponding principal risk disclosure. If this is a new investment strategy for the Fund, please include any applicable estimated costs in the table under “Annual Fund Operating Expenses.” If this is not a new strategy, the table need not be restated.

Response: The Fund confirms that it does not currently engage in short sales as part of its principal investment strategy and has removed references to short sales from the Item 4 and Item 9 principal investment strategies disclosure.

10.	On page 20 of the Prospectus, under “Fund Summaries – Elfun Tax-Exempt Income Fund – Principal Investment Strategies,” the Fund states, “The Fund generally will have an effective duration of 75% to 125% of the duration of the Barclays Municipal Bond Index. As of [February 28, 2016], the effective duration of the Barclays Municipal Bond Index was [ ] years. Duration is a measure of a bond price’s sensitivity to a given change in interest rates.” Since the Fund refers to duration as part of its principal investment strategy, please provide an example of duration in the Prospectus, though not necessarily in the Fund Summary section.

Response: The Fund respectfully observes that the Fund’s Item 9 disclosure under “Interest Rate Risk” includes an example of how duration affects a debt security’s sensitivity to interest rate changes. The disclosure states:

“Interest rate risk is the risk that the securities held by the Fund will decline in value because of increases in market interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates. . . . A substantial increase in interest rates may also have an adverse impact on the liquidity of a security, especially those with longer durations.”

The Fund believes its current disclosure is appropriate and has not made any changes in response to this comment.

11.	On page 25 of the Prospectus, under “Fund Summaries – Elfun Diversified Fund – Principal Investment Strategies,” the Fund discloses that it will invest in an underlying fund. If investment in underlying funds is a new part of the Fund’s principal investment strategy, please include an estimate of acquired fund fees and expenses in the table under “Annual Fund Operating Expenses.” If this is not a new strategy, the table need not be restated.

Response: The Fund’s “Annual Fund Operating Expenses” table includes disclosure of Acquired Fund Fees and Expenses of 0.03%.

12.	On page 26 of the Prospectus, under “Fund Summaries – Elfun Diversified Fund – Principal Investment Strategies,” the Fund discloses that it “may also invest to a lesser extent in high yield securities.” Please clarify what is meant by “to a lesser extent.”

Response: The Fund respectfully observes that under the section “Investment Strategies and Risks” in the SAI, the Fund discloses that it invests no more than 20% of its total assets (including any borrowings) in securities rated BB or B by S&P or Ba or B by Moody’s or of similar or lesser quality. The Fund believes that its current disclosure is appropriate.

13.	On page 33 of the Prospectus, under “Fund Summaries – Elfun Government Money Market Fund – Fees and Expenses of the Fund,” the Fund includes a footnote to the table below the “Annual Fund Operating Expenses” that describes a voluntary waiver subject to potential recoupment of amounts waived. Because the waiver is voluntary and no recoupment is currently occurring, please shorten the footnote so that it only includes information concerning past amounts that have been waived and might be recouped. The staff does not believe that other information about the possible future application of the waiver and recoupment should appear in the Fund summary section. The disclosure in the footnote also does not indicate any termination date for the waiver. If there is a termination date, please disclose it.

Response: The Fund believes that disclosure of the voluntary waiver and possible negative impact on yield in the future if amounts are reimbursed to the Adviser is important disclosure. The Fund is aware of other money market funds that include disclosure in their fee tables about similar arrangements. The Fund notes that the general instructions to Form N-1A say that it will be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Fund has complied with the instructions to Item 3 of Form N-1A by not reflecting the voluntary waiver in the fee table. The Fund confirms that the voluntary waiver does not have a specific termination date. SSGA FM’s right to recoup amounts waived is subject to an agreement between SSGA FM and the Fund, which may be terminated by either party at any time upon 60 days’ prior notice to the other party. The termination of the agreement will not affect the Fund’s obligation to reimburse SSGA FM in accordance with the agreement for Voluntary Reductions made during the term of the agreement.

14.	On page 34 of the Prospectus, under “Fund Summaries – Elfun Government Money Market Fund – Principal Investment Strategies,” the Fund states that it “is a government money market fund and invests only in obligations issued or guaranteed as to principal and/or interest, as applicable, by the U.S. government, or its agencies and instrumentalities, as well as repurchase agreements secured by such instruments.” If the Fund holds cash, please confirm that the 99.5% investment minimum under Rule 2a-7 for a government money market fund and the 80% investment minimum under Rule 35d-1 based on the Fund’s name will be met.

Response: The Fund confirms that, in accordance with the provisions of Rule 2a-7 applicable to government money market funds, it will invest 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully and that, in accordance with Rule 35d-1, and as currently disclosed under “Name Requirement” in its SAI, it will, under normal circumstances, invest at least 80% of its net assets plus borrowings for investment purposes in government securities or repurchase agreements that are collateralized by government securities.

15.	Page 57 of the Prospectus discloses “When-Issued, TBA and Delayed Delivery Securities Risk.” Please add a parenthetical indicating to which Fund(s) this disclosure applies and ensure the disclosure is consistent with the summary principal risks section for the applicable Fund(s).

Response: The Funds have revised the disclosure as follows:

When-Issued, TBA and Delayed Delivery Securities Risk (principal risk for Elfun Trusts, Elfun Income Fund, Elfun International Equity Fund, and Elfun Tax-Exempt Income Fund). A Fund may purchase securities on a when-issued, TBA or delayed delivery basis and may purchase securities on a forward commitment basis. The purchase price of the securities is typically fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of the commitment. The prices of the securities so purchased or sold are subject to market fluctuation. At the time of delivery of the securities, the value may be more or less than the purchase or sale price. Purchase of securities on a when-issued, TBA, delayed delivery, or forward commitment basis may give rise to investment leverage, and may result in increased volatility of a Fund’s net asset value. Default by or bankruptcy of a counterparty to a when-issued, TBA or delayed delivery transaction would expose a Fund to possible losses because of an adverse market action, expenses or delays in connection with the purchase or sale of the pools specified in such transaction.

16.	Page 57 of the Prospectus discloses “Temporary Defensive Positions” as a non-principal risk. Please add a parenthetical indicating to which Fund(s) this disclosure applies and ensure the disclosure is consistent with the summary principal risks section for the applicable Fund(s).

Response: The Funds have revised the disclosure as follows:

Temporary Defensive Positions (risk for Elfun Trusts, Elfun International Equity Fund, Elfun Income Fund, Elfun Tax-Exempt Income Fund, and Elfun Diversified Fund). In response to actual or perceived adverse market, economic, political, or other conditions, a Fund may (but will not necessarily), without notice, depart from its principal investment strategies by temporarily investing for defensive purposes. Temporary defensive positions may include, but are not limited to, cash, cash equivalents, U.S. government securities, repurchase agreements collateralized by such securities, money market funds, and high-quality debt investments. If a Fund invests for defensive purposes, it may not achieve its investment objective. In addition, the defensive strategy may not work as intended.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann